SECURITIES AND EXCHANGE COMMISSION
	Washington, D.C. 20549

	FORM 13-D


	Current Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934


	Date of Report (Date of earliest event reported):  Sept. 9, 1998


	ADEN ENTERPRISES, INC.
	(Exact name of registrant as specified in its charter)



         California			00-18140		87-0447215
(State or other jurisdiction of		(Commission	        (I.R.S. Employer
incorporation or organization)	File No.)	        Identification No.)


13314 I Street, Omaha, Nebraska			68137
(Address of principal executive offices)        (Zip Code)


	(402) 334-5556)
	(Registrant?s telephone number, including area code)

Item 5.	Other Information





                                  UNITED STAES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                          (Amendment No.2)*


                               ADEN ENTERPRISES, INC.
---------------------------------------------------------------
-----------------
                                (Name of Issuer)


                          COMMON STOCK $0.01 PAR VALUE
---------------------------------------------------------------
-----------------
                         (Title of Class of Securities)


                                   006852 20 6
---------------------------------------------------------------
-----------------
                                 (CUSIP Number)
MICHAEL S. LUTHER
1611 S. 91ST AVENUE
OMAHA, NE 68124
402-398-9703
---------------------------------------------------------------
-----------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and
Communications)


                                 AUGUST 31, 1998
---------------------------------------------------------------
-----------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously  filed a statement of
Schedule 13G to report
the acquisition which is the subject of the Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)
(See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would  alter the
disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities
 Exchange  Act of
1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).

                        (Continued on following page(s))

CUSIP No. 006852 20 6                    13D



---------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        MICHAEL S. LUTHER
	  ###-##-####

---------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a)  [  ]

(b)  [  ]


---------------------------------------------------------------
   3   SEC USE ONLY




---------------------------------------------------------------
   4   SOURCE OF FUNDS*

         PF


---------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO
       ITEMS 2(d) OR 2(e)
   [  ]


---------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

         NEBRASKA, USA


---------------------------------------------------------------
NUMBER OF      7  SOLE VOTING POWER
SHARES            52,852,669
BENEFICIALLY
OWNED BY		---------------------------------------------
EACH	         8  SHARED VOTING POWER
EACH              0
REPORTING
PERSON		---------------------------------------------
PERSON         9  SOLE DISPOSITIVE POWER
WITH              52,852,669

---------------------------------------------
10   SHARED DISPOSITIVE POWER
                  0
-----------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

        52,852,669

---------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*


       [  ]

----------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        .528%

----------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       INDIVIDUAL


----------------------------------------------------------
                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------------------------------------------
Item 1.

	The title of the class of equity securities subject to this Schedule 13D is the Common Stock of Aden Enterprises, Inc., a California corporation (the "Issuer"), with principal executive offices at 13314 I Street, Omaha, NE 68137.
---------------------------------------------------------------
Item 2. Identity and Background
	The following table sets forth the identity and background information for each filing this statement. The following person is a citizen of the United States and he has not, during the past five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar middemeansors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent juridiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such laws.


Name		      Residence Address		Business Address
	Principal Occupation
Michael S. Luther	1611 So. 81st Avenue	13314 I Street
Employment
			Omaha, NE  68124		Omaha, NE 68137
investor

Item 3.	Source and Amount of funds or Other Consideration

	The person filing this statement (the "Purchaser") on September 9, 1998, purchased on the open market, two
Thousand shares (2,000) of Aden Enterprise, Inc.
Stock.


Item 4 	Purpose of the Transaction

	The purpose of the private stock acquisition was to obtain additional stock in Aden Enterprises, Inc., as An investment.

Item 5 	Interest in Securities of the Issuer.

	The information supplied in the Information Statement is hereby incorporated by this reference. Except as described in
Item 3 herein, none of the persons identified at Item 2 has effected any transactions with respect to the class of securities described at Item 1 during the past sixty days or since the most recent filing on Schedule 13D, whichever is less.

Item 6.  Contracts, Arrangements, Understandings or
Relationships with Respect to Securities of the Issuer.

	Except as described at Items 3 and 4 herein, there are no contracts, arrangements, understandings or relationships (legal or otherwi8se) among the persons named in Item 2 hereof or between such persons and any other person with respect to any securities of the Issuer.

Item 7	Material to be Filed as Exhibits.

	None


SIGNATURE

After reasonable inquiry and and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


/s/Michael S. Luther

msl13d998

6